Monday, February 23, 2015

Praxsyn Board Members

Official Letter of Resignation

I, John Garbino, decided that it would be in the best interest of Praxsyn Corporation, John Garbino and Praxsyn shareholders to resign from the board of directors. There is no interest or purpose for John Garbino to be a part of this board and its decision making process. Please take this as my resignation effective immediately. I wish Praxsyn Corporation and its shareholders the best of luck.

Sincerely,

John Garbino